 Exhibit 99.2
Psyence Biomedical Ltd.
121 Richmond Steet West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders (“Shareholders”) of Psyence Biomedical Ltd. (“Psyence,” “ the “Company,” “we,” “us,” or “our”) to be held in person at 1700 Broadway, 40th Floor, New York, NY 10019, on Tuesday, November 12, 2024 at 9:00 a.m. (New York time). for the following purposes:
1.
to receive and consider the audited financial statements of the Corporation as at and for the year ended March 31, 2024, together with the report of the auditors thereon;

2.
the appointment of MNP LLP as the auditor of the Corporation and to authorize the directors to fix their remuneration;

3.
the election of directors of the Corporation;

4.
an ordinary resolution authorizing and approving the adoption of amendments to the Psyence Biomedical Ltd 2023 Equity Incentive Plan (the “Incentive Plan,” “2023 Plan” or the “Plan”) to (i) increase the number of shares reserved for issuance under the Plan by 6,141,527 common shares, and (ii) allow for an automatic increase of the common shares available for issuance under the Plan to an amount equal to 15% of the then issued and outstanding common shares of the Corporation, or such lesser number of shares as approved by the board of directors (the “2023 Plan Amendment Proposal”);

5.
a special resolution approving the proposed consolidation of the common shares of the Corporation; and

6.
to transact such other business as may properly come before the Meeting.

The specific details of the matters proposed to be put before the Meeting are set forth in the Circular, which accompanies this Notice of Meeting and forms part hereof.
A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his, her or its duly executed form of proxy not later than 11:59 P.M. (New York time) on Monday, November 11, 2024 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting, at the offices of Continental Stock Transfer & Trust Co., 1 State Street, 30th Floor, New York, NY 10004; (2) by calling, toll free at +1 (800) 509-5586 (3) by facsimile at +1 (212) 509-5152; (3) via email to proxy@continentalstock.com.
The participation of its shareholders is very important to Psyence. Please ensure that the votes attached to your common shares will be exercised at the Meeting.
DATED at Toronto, Ontario as of the 23rd day of October 2024.
BY ORDER OF THE BOARD OF DIRECTORS
/s/ Dr. Neil Maresky
Neil Maresky
Chief Executive Officer & Director